Filed by Pathfinder Acquisition Corporation

(Commission File No. 001-40074)

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Pathfinder Acquisition Corporation

Form S-4 File No.: 333-258769

ServiceMax Announces New Features in Asset 360 for Salesforce That Drive Customer Profitability

Enhanced Compatibility with Configure Price Quote Within Revenue Cloud to Aid in Maximizing Revenue When Pricing Quotes

PLEASANTON, CA – September 21, 2021 – ServiceMax, a leader in asset-centric field service management, today announced at Dreamforce that several new features have been added to ServiceMax Asset 360 for Salesforce, a field service solution that is available on Salesforce AppExchange and improves service agility and delivers complete visibility into assets in the field. The new features will better equip customers to leverage asset data across the organization, breaking down data silos and ensuring customers get the most out of their assets.

“It’s been a year since we launched Asset 360 on AppExchange, and we’ve continued to build on our promise to re-imagine what an equipment centric field service solution is and how best to serve our customers as they evolve their service businesses,” said Amit Jain, Chief Product Officer, ServiceMax. “With Asset 360’s new features, we’ve made asset data a profit driver that can be used across the organization by providing users with the service history and analytics they need to make better sales decisions within the configure, price, and quote modules in Revenue Cloud and other leading solutions.”

New Asset 360 features include:

●	Increased Visibility into Asset Data with Asset Timeline and Asset Hierarchy. Asset 360’s Asset Hierarchy is a way for service organizations to organize and get full visibility into their installed base. It shows the as-maintained status of an asset after it has been sold and installed at the customer site. When technicians know what equipment is on site and what contract coverages exist, first time fix rates improve, revenue leakage drops and techs are more efficient on the job.

●	Improved Service Agility with a templated approach to Service Contract and Maintenance Plans. With templatized contracts it takes less effort to create plans and there's a decrease in manual errors as the data flows to downstream systems. Asset 360 Service Contract Plan automates much of the process and has the added advantage of ensuring that the terms and conditions remain within defined parameters to protect the service margins. Similarly, the new Maintenance Plan Template allows customer-facing teams to use a template when creating an individual maintenance plan, rather than creating each separately.

●	Enhanced Compatibility with Configure, Price and Quote within Revenue Cloud allows teams to receive better data insight when pricing service quotes. Asset 360 automates service contract creation to handle asset service lifecycle management, which leads to faster sales cycle, increased productivity, more accurate data maintained in a single source of truth.

●	New Best-Practice Process Flows around Supplier Warranty Repair that automate the process steps when assets and subcomponents under warranty need to be sent back to the original supplier for repair, refund, or replacement. All too often, defective units are returned to the warehouse, but instead of being sent on to the supplier, they just gather dust. The Supplier-Warranty-Repair facilitates returning the components to the supplier for repair and recouping the cost incurred by defective components under warranty. Consequently, service departments have visibility into the returns lifecycle and that provides better cost management when it comes to ordering for inventory replenishment.

“ServiceMax Asset 360 on Salesforce AppExchange addresses the complexities of more advanced asset-centric organizations. Issues around warranty management, limited visibility into the state and performance of assets, and distinctions between field and depot services add to an already intense environment and can emerge as key challenges to optimization and innovation,” said Liz Miller, VP & Principal Analyst, Constellation Research and co-author of Field Service Management Tools: Reshaping Customer Experience for Real and Virtual Fields. “By augmenting Salesforce Field Service with workflows and best practices in these areas, Asset 360 facilitates the shift to equipment uptime contracts while improving productivity and reducing service delivery costs.”

Launched last Fall, Asset 360 has been received positively and is helping companies like Eastman Kodak Company maximize their asset performance and differentiate with service. Asset 360 is natively built on Salesforce and is available in the Salesforce AppExchange. For more information, tune in to our Dreamforce session on Salesforce+, “Why It’s Time for Asset-Centric Field Service Management” or click here.

Salesforce, AppExchange and others are among the trademarks of salesforce.com, inc.

About ServiceMax

ServiceMax’s mission is to help customers keep the world running with asset-centric field service management software. As a recognized leader in this space, ServiceMax’s mobile apps and cloud-based software provide a complete view of assets to field service teams. By optimizing field service operations, customers across all industries can better manage the complexities of service, support faster growth and run more profitable, outcome-centric businesses. For more information, visit www.servicemax.com.

On July 15, 2021, ServiceMax announced plans to merge with Pathfinder Acquisition Corporation (NASDAQ: PFDR) to become a publicly traded company (the “Business Combination”). Consummation of the Business Combination is subject to customary closing conditions, including approval by Pathfinder’s stockholders.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of section 27A of the Securities Act and Section 21E of the Exchange Act that are based on beliefs and assumptions and on information currently available to ServiceMax. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans as they relate to the Business Combination or the consummation of the Business Combination itself, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. ServiceMax cannot assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including those to be included under the heading “Risk Factors” in the registration statement on Form S-4 filed by Pathfinder with the SEC and those included under the heading “Risk Factors” in the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by Pathfinder, ServiceMax, their respective directors, officers or employees or any other person that Pathfinder and ServiceMax will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this communication represent the views of ServiceMax as of the date of this communication. Subsequent events and developments may cause that view to change. However, while ServiceMax may elect to update these forward-looking statements at some point in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of ServiceMax as of any date subsequent to the date of this communication.

Important Additional Information Regarding the Transaction Will Be Filed With the SEC

In connection with the Business Combination, Pathfinder has filed a registration statement on Form S-4 with the SEC that includes a prospectus with respect to Pathfinder’s securities to be issued in connection with the Business Combination and a proxy statement with respect to the stockholder meeting of Pathfinder to vote on the Business Combination. Stockholders of Pathfinder and other interested persons are encouraged to read the preliminary proxy statement/prospectus as well as other documents to be filed with the SEC because these documents will contain important information about Pathfinder, ServiceMax and the Business Combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to stockholders of Pathfinder as of a record date to be established for voting on the Business Combination. Once available, stockholders of Pathfinder will also be able to obtain a copy of the S-4, including the proxy statement/prospectus, and other documents filed with the SEC without charge, by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303. The preliminary and definitive proxy statement/prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in the Solicitation

Pathfinder and ServiceMax and their respective directors and executive officers may be considered participants in the solicitation of proxies with respect to the potential transaction described in this communication under the rules of the SEC. Information about the directors and executive officers of Pathfinder and their ownership is set forth in Pathfinder’s filings with the SEC, including the final prospectus filed by Pathfinder on February 18, 2021 relating to Pathfinder’s initial public offering and in its subsequent periodic reports and other filings with the SEC. Additional information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the Pathfinder stockholders in connection with the potential transaction can be found in the registration statement containing the preliminary proxy statement/prospectus filed with the SEC. These documents are available free of charge at the SEC’s website at www.sec.gov or by directing a request to: Pathfinder Acquisition Corporation, 1950 University Avenue, Suite 350, Palo Alto, California 94303.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of Pathfinder or ServiceMax, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Media Contact

Nicole Guzzo

Nicole.Guzzo@servicemax.com